



15005035

No Act
12/22/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 1-26-15

Craig T. Beazer
The Bank of New York Mellon Corporation
craig.beazer@bnymellon.com

Re: The Bank of New York Mellon Corporation
Incoming letter dated December 22, 2014

Dear Mr. Beazer:

This is in response to your letter dated December 22, 2014 concerning the shareholder proposal submitted to BNY Mellon by Kenneth Steiner. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated BNY Mellon's intention to exclude the proposal from BNY Mellon's proxy materials solely under rule 14a-8(i)(9). We also have received a letter on the proponent's behalf dated January 5, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether BNY Mellon may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 5, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Bank of New York Mellon Corporation (BK)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

The no-action request is incomplete because it is not clear whether the Board of Directors has authorized any action. Plus no date has been attached to any past or future authorization.

By requiring 25% of Bank of New York Mellon shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting then potentially 50% of Bank of New York Mellon shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the Bank of New York Mellon one-year restriction. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Thus it could take 50% of the remaining Bank of New York Mellon shares merely to call for a special meeting. For Delaware companies 10% of shareholders can call a special meeting – regardless of the length of ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Craig Beazer <craig.beazer@bnymellon.com>



BNY MELLON

Craig T. Beazer
Managing Director
& Associate General Counsel,
Chief Corporate Securities &
Governance Counsel

Legal
One Wall Street, 15th Floor
New York, NY 10286

T 212 635 6410
F 212 635 1967
craig.beazer@bnymellon.com

December 22, 2014

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Bank of New York Mellon Corporation
Request to Omit Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Bank of New York Mellon Corporation, a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (together, the "2015 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Kenneth Steiner (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2015 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

I. The Proponent's Proposal

The Proposal reads as follows:

*"**Proposal 4 – Special Shareowner Meetings***



Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. A shareholder right to call a special meeting to can also help equalize our absence of provisions for shareholders to act by written consent.

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal 4"

II. Reason for Omission

The Company believes that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

The Company's bylaws currently authorize the board of directors, the chief executive officer or the chairman of the board of directors to call a special meeting of stockholders for any purpose or purposes. The Company intends to include in the 2015 Proxy Materials, and to present at the 2015 Annual Meeting, a proposal to extend this authorization to its stockholders. More specifically, the Company's board of directors has determined that it will include a proposal (the "Company Proposal") in the 2015 Proxy Materials to amend the Company's certificate of incorporation and bylaws to enable holders of a net long position of at least 25% of the outstanding shares of the Company's common stock at the date of the request to call a special meeting of stockholders for any purpose or purposes.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has indicated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018 (May 21, 1998).

The Proponent's Proposal seeks to have the Company's bylaws and appropriate governing documents amended to give holders of at least 20% of the Company's outstanding shares the right to call a special meeting. Both the Proposal and the Company Proposal address the ability of stockholders to call a special meeting, but do so in a conflicting manner with regard to the ownership threshold.

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders. The Staff recently granted no-action relief to *United Natural Foods, Inc.* (Sept. 10, 2014) on similar grounds. United Natural Foods received a stockholder proposal asking the board to implement a 15% ownership threshold for the power of stockholders to call a special meeting. United Natural Foods advised the Staff that it intended to submit to stockholders a proposal with a 25% net long position ownership threshold and a one year ownership requirement. United Natural Foods asserted that its proposal and the stockholder's proposal directly conflicted, and as a result, it was appropriate for United Natural Foods to exclude the stockholder's proposal pursuant to Exchange Act Rule 14a-8(i)(9).

Many additional no-action letters where the Staff similarly concurred in the exclusion of a proposal are cited below. A substantial majority address company proposals requiring a 25% ownership threshold, as in the Company Proposal. In all cases, the "conflicting" shareholder proposals require a significantly lower ownership threshold, usually 10%. *See, e.g., Whole Foods Market, Inc.* (Dec. 1, 2014); *Stericycle Inc.* (Mar. 7, 2014); *Aetna Inc.* (Mar. 14, 2014); *Dover Corp.* (Dec. 5, 2013); *AmerisourceBergen Corp.* (Nov. 8, 2013); *Walt Disney Co.* (Nov. 6, 2013); *The Western Union Co.* (Feb. 14, 2013); *United Continental Holdings, Inc.* (Feb. 14, 2013); *Advance Auto Parts, Inc.* (Feb. 8, 2013); *American Tower Corp.* (Jan. 30, 2013); *Dominion Resources, Inc.* (Jan. 11, 2013); *Norfolk Southern Corp.* (Jan. 11, 2013); *Baxter International, Inc.* (Jan. 11, 2013); *O'Reilly Automotive, Inc.* (Jan. 11, 2013); *Alcoa Inc.* (Dec. 21, 2012); *The Coca Cola Co.* (Dec. 21, 2012); *Biogen Idec, Inc.* (Mar. 13, 2012); *McDonald's Corp.* (Feb. 1, 2012); *Flowserve Corp.* (Jan. 31, 2012).

As in the no-action letters cited above, although the Company Proposal and the Stockholder Proposal address identical topics, the ability of the Company's stockholders to call a special meeting of stockholders, they directly conflict with each other regarding ownership thresholds, and inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders. Specifically, the Company Proposal would require stockholders desiring to cause the Company to call a special meeting to have a net long position of at least 25% of the outstanding shares of the Company's common stock, while the Stockholder Proposal would have only a 20% ownership threshold. Submitting both proposals to stockholders at the 2015 Annual Meeting would create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, based on the foregoing, the Company believes that the Stockholder Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-635-6410; craig.beazer@bnymellon.com). Thank you for your attention to this matter.

Very truly yours,



Craig T. Beazer

Attachments

cc: Kenneth Steiner

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Ms. Arlie R. Nogay
Corporate Secretary
The Bank of New York Mellon Corporation (BK)
One Wall Street, 31st Floor
New York NY 10286
Phone: 212 495-1784
Fax: 212 809-9528

Dear Ms. Nogay,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Patricia A. Bicket <pbicket@bankofny.com>
Assistant Secretary
FX: 212 809-9528
FX: 212-635-1269

[BK: Rule 14a-8 Proposal, October 31, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. A shareholder right to call a special meeting to can also help equalize our absence of provisions for shareholders to act by written consent.

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

Page 10 redacted for the following reason:

FISMA & OMB Memorandum M-07-16

Beazer, Craig

From:	Beazer, Craig
Sent:	Tuesday, November 04, 2014 6:37 PM
To:	***FISMA & OMB Memorandum M-07-16***
Subject:	The Bank of New York Mellon Corporation -- Shareholder Proposal (K. Steiner)
Attachments:	Letter to Kenneth Steiner.pdf

Good evening Mr. Chevedden,

Attached please find the letter that we sent by federal express for delivery tomorrow (November 5) to Mr. Kenneth Steiner requesting proof of ownership as required under Rule 14a-8.

Best regards,
Craig

Associate General Counsel
Chief Securities and Governance Counsel
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286
T: (212) 635-6410
F: (212) 635-1967
craig.beazer@bnymellon.com



BNY MELLON

Craig T. Beazer
Managing Director
& Associate General Counsel,
Chief Corporate Securities &
Governance Counsel

Legal
One Wall Street, 15th Floor
New York, NY 10286

T 212 635 6410
F 212 635 1967
craig.beazer@bnymellon.com

November 4, 2014

Via Federal Express

Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: The Bank of New York Mellon Corporation (the "Company")

Dear Mr. Steiner:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in your shareholder proposal, submitted to us on October 31, 2014 (the "Proposal"), as well as of the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to the Company any proof of ownership contemplated by Rule 14a-8(b)(2). See Section C of the Staff Legal Bulletin No. 14G ("SLB 14G"), dated October 16, 2012, published by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), a copy of which is attached for your reference.

As noted in SLB 14G, Rule 14a-8(b) provides that, to be eligible to submit a proposal under Rule 14a-8, a shareholder must provide sufficient proof of the shareholder proponent's ownership of the requisite number of securities for the entire one-year period preceding and including the date the shareholder proposal was submitted.

For this reason, we believe that the Proposal may be excluded from our proxy statement for our upcoming 2015 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of your continuous ownership of the requisite number of shares of the Company's common stock for the one-year period preceding and including October 31, 2014, the date the Proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of shares for at least one year; or

- if you have filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated



forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you have continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the Staff provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If you hold your shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from your bank, broker or other securities intermediary confirming your ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. In SLB 14G, the Staff clarified that a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant. A list of DTC participants can be found at:
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter. We have attached for your reference copies of Rule 14a-8, SLB 14F and SLB 14G. We urge you to review the SEC rule and Staff guidance carefully before submitting the proof of ownership to ensure it is compliant.

If you have any questions with respect to the foregoing, please contact me at (212) 635-6410. You may address any response to me at the address on the letterhead of this letter, by facsimile at (212) 635-1967 or by e-mail at craig.beazer@bnymellon.com.

Very truly yours,



Craig T. Beazer

cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

Pages 14 through 19 redacted for the following reasons:

Copyrighted Material
Copyrighted Material



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

Bicket, Patricia A

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 10, 2014 3:59 PM
To: Arlie R. Nogay
Cc: Bicket, Patricia A
Subject: Rule 14a-8 Proposal (BK) blb
Attachments: CCE00000.pdf

Dear Ms. Nogay,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden



BK
Post-it® Fax Note 7671

Date 11-10-14	# of pages ▸
To Patricia Bickel	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 212-635-1269	Fax #

412-234-1813

11/06/2014

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing in. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this confirms that you have continuously held no less than 500 shares in each of the following securities in the above referenced account since October 1, 2013.

First Niagara (FNFG)
Int'l Business Machines (IBM)
Bank of New York (BK)
Windstream (WIN)
American Express (AXP)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13



BNY MELLON

Craig T. Beazer
Managing Director
& Associate General Counsel,
Chief Corporate Securities &
Governance Counsel

Legal
One Wall Street, 15th Floor
New York, NY 10286

T 212 635 6410
F 212 635 1967
craig.beazer@bnymellon.com

November 4, 2014

Via Federal Express

Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: The Bank of New York Mellon Corporation (the "Company")

Dear Mr. Steiner:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in your shareholder proposal, submitted to us on October 31, 2014 (the "Proposal"), as well as of the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to the Company any proof of ownership contemplated by Rule 14a-8(b)(2). See Section C of the Staff Legal Bulletin No. 14G ("SLB 14G"), dated October 16, 2012, published by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), a copy of which is attached for your reference.

As noted in SLB 14G, Rule 14a-8(b) provides that, to be eligible to submit a proposal under Rule 14a-8, a shareholder must provide sufficient proof of the shareholder proponent's ownership of the requisite number of securities for the entire one-year period preceding and including the date the shareholder proposal was submitted.

For this reason, we believe that the Proposal may be excluded from our proxy statement for our upcoming 2015 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of your continuous ownership of the requisite number of shares of the Company's common stock for the one-year period preceding and including October 31, 2014, the date the Proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of shares for at least one year; or

- if you have filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated



forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you have continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the Staff provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If you hold your shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from your bank, broker or other securities intermediary confirming your ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. In SLB 14G, the Staff clarified that a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant. A list of DTC participants can be found at:
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter. We have attached for your reference copies of Rule 14a-8, SLB 14F and SLB 14G. We urge you to review the SEC rule and Staff guidance carefully before submitting the proof of ownership to ensure it is compliant.

If you have any questions with respect to the foregoing, please contact me at (212) 635-6410. You may address any response to me at the address on the letterhead of this letter, by facsimile at (212) 635-1967 or by e-mail at craig.beazer@bnymellon.com.

Very truly yours,



Craig T. Beazer

cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

Pages 37 through 42 redacted for the following reasons:
- -
Copyrighted Material



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



BK
Post-it® Fax Note 7671

To Patricia Bickett	Date 11-10-14 # of pages ▶ From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 212-635-1269	Fax #

412-234-1813

11/06/2014

Kenneth Steiner
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing in. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this confirms that you have continuously held no less than 500 shares in each of the following securities in the above referenced account since October 1, 2013.

First Niagara (FNFG)
Int'l Business Machines (IBM)
Bank of New York (BK)
Windstream (WIN)
American Express (AXP)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13



Post-it® Fax Note 7671	Date 11-10-14 # of pages ▶
To Patricia Bickert	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 212-635-1269	Fax #

412-234-1813

BK

11/06/2014

Kenneth Steiner
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum*** TD Ameritrade Clearing in. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this confirms that you have